

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Chao Ming Zhao
Chief Executive Officer
China Biologic Products, Inc.
No. 14 East Hushan Road
Taian City, Shandong
People's Republic of China 271000

Re: China Biologic Products, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     File No. 001-34566

Dear Mr. Zhao:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Gus Rodriquez
Accounting Branch Chief